Exhibit 2

ELBIT VISION SYSTEMS LTD.

For the Annual General Meeting of Shareholders
To Be Held On Wednesday October 28, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned shareholder of Elbit Vision Systems Ltd. (the “Company”) hereby appoints Yaron Menashe and Ran Eisenberg, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on October 28, 2009, at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT VISION SYSTEMS LTD.

October 28, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.evs-sm.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in the envelope provided. ˜

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	TO APPROVE an increase in the number of the Company’s authorized ordinary shares to 120,000,000 and authorized share capital to NIS 120,000,000, and to amend the Company's Articles of Association to reflect such increase.	☐	☐	☐
		2.	TO APPROVE the election of Ran Eisenberg, Nir Alon, Victor Josebachvili and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company's shareholders.
			Ran Eisenberg	☐	☐	☐
			Nir Alon	☐	☐	☐
			Victor Josebachvili	☐	☐	☐
			Linda Harnevo	☐	☐	☐
		3A.	Vote here if you have a Personal Interest (as described in the proxy statement) in proposal 3. TO APPROVE the terms of the transaction between the Company and major shareholder M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”).	☐	☐	☐
		3B.	Vote here if you do not have a Personal Interest (as described in the proxy statement) in proposal 3. TO APPROVE the terms of the transaction between the Company and major shareholder M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”).	☐	☐	☐
		4.	TO RATIFY the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent public accountants for the year ending December 31, 2008, and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.